Exhibit 99

NEWS RELEASE

Shaw Announces Fourth Quarter and Full Year Fiscal 2021 Results

•	Shaw delivers fourth quarter and full year financial performance and subscriber activity in line with expectations

•	Fiscal 2021 consolidated results include adjusted EBITDA[1] growth of 4.6% and free cash flow[1] of $961 million

•	Fiscal 2022 priorities include supporting the closure of the transaction with Rogers and planning for the benefits that the combined entity will provide to Canadians

Calgary, Alberta (October 29, 2021) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended August 31, 2021. Consolidated revenue increased 2.1% year-over-year to $1.38 billion, adjusted EBITDA increased 3.4% year-over-year to $614 million and net income increased 44% to $252 million.

Fiscal 2021 consolidated revenue increased 1.9% year-over-year to $5.51 billion and adjusted EBITDA increased 4.6% year-over-year to $2.50 billion. Fiscal 2021 results include incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the Canadian Radio-television and Telecommunications Commission (CRTC) decision on final aggregated Third Party Internet Access (TPIA) rates and higher equity-based compensation costs of approximately $24 million due to the significant increase in Shaw’s share price following the Rogers Transaction announcement on March 15, 2021. In addition, fiscal 2021 adjusted EBITDA results include a reduction in bad debt expense compared to the prior periods of approximately $10 million in the fourth quarter and approximately $28 million for the year as COVID-19 did not have a significant impact on our customers’ ability to pay their bills as expected, combined with an increased focus on collecting aged receivables.

COVID-19 continues to significantly impact Canadians and economies around the world as we experience new waves and variants of the virus. The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, reliable connectivity for our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. In fiscal 2021, Shaw’s networks proved to be resilient and performed well despite the increase in usage and extended peak hours resulting from the impacts of COVID-19.

While the financial impacts from COVID-19 in fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves/variants. Shaw Business, which primarily serves the small and medium sized market, remains particularly vulnerable to COVID-19 related restrictions, including mandated business closures, capacity restrictions or further social distancing measures.

[1]

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Additional information about these measures, including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in this press release.

“This past year and a half has seen a number of significant events unfold that will undeniably shape and strengthen our industry and communities that we serve. While the COVID-19 pandemic continues across the country, strong and ubiquitous connectivity has never been more essential. Our customers increasingly rely on these services, particularly as technology continues to evolve. To deliver a seamless connectivity experience in the fast-approaching 5G era, we announced our combination with Rogers on March 15, 2021, followed by resounding support from our Class A and Class B shareholders at the special meeting to approve the combination. We recognize that we can do so much more by coming together. Canadians, regardless of where they reside, need access to these vital services which requires significant ongoing investment, supported by a steady regulatory framework. Throughout the extraordinary change we have faced, the entire team at Shaw executed on our fiscal 2021 plan, ensuring that we continue to meet the needs of our customers. In the months ahead, we remain committed to delivering exceptional customer experiences, investing in the strength of our networks and continued focus on execution of our strategic business priorities. As previously stated publicly, we reiterate our continued commitment to work with Rogers to close the transaction and it is not appropriate for Shaw to comment on recent events at Rogers,” said Brad Shaw, Executive Chair & Chief Executive Officer.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

On June 30, 2021 (the “Redemption Date”), the Company redeemed all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares” and, together with the Series A Shares, the “Preferred Shares”) in accordance with their terms (as set out in the Company’s articles) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld. On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the CRTC in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Fourth Quarter Fiscal 2021

In the fourth quarter, the Company added approximately 60,500 new Wireless customers. Postpaid net additions of approximately 48,100 in the quarter were driven by the continued momentum of Shaw Mobile. Wireless service revenue growth of 10.4% is due to continued subscriber growth, partially offset by lower ARPU2. As the Company continues to scale its lower revenue Shaw Mobile customer base, fourth quarter Wireless ARPU decreased 5.7% from the prior year period to $37.39; however, an increase in customers signing up for bundled offerings and Internet migration to faster speed tiers continues to support Internet revenue growth. Wireless postpaid churn3 of 1.49% improved approximately 8-basis points from the fourth quarter of fiscal 2020. In fiscal 2021, the Company added approximately 295,000 Wireless customers bringing its total customer base to over 2.1 million.

In the quarter, Consumer RGU4 losses of approximately 50,000 improved over the prior year period, led by Internet RGU additions of approximately 5,100 as customers continue to bundle their Internet and Wireless service together. Fourth quarter Wireline revenue was in-line with the prior year at $1.06 billion and Wireline adjusted EBITDA decreased 0.4% to $508 million.

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2021	2020	Change %	2021	2020	Change %
Revenue	1,377	1,349	2.1	5,509	5,407	1.9
Adjusted EBITDA(1)	614	594	3.4	2,500	2,391	4.6
Adjusted EBITDA margin(2)	44.6%	44.0%	1.4	45.4%	44.2%	2.7
Free cash flow(1)	180	152	18.4	961	747	28.6
Net income	252	175	44.0	986	688	43.3
Basic and diluted earnings per share	0.50	0.34		1.94	1.32

(1)	See “Non-GAAP and additional financial measures” for more information about these non-GAAP financial measures.
(2)

Adjusted EBITDA margin is a non-GAAP ratio. Adjusted EBITDA margin is not a standardized measure under IFRS and may not be a reliable way to compare us to other companies. Additional information about this measure is included in “Non-GAAP and additional financial measures” in this press release.

Fourth quarter Wireless revenue increased 9.2% to $321 million and adjusted EBITDA of $106 million increased 26.2% year-over-year. Wireless service revenue for the three and twelve-month periods increased 10.4% and 9.3% respectively, to $233 million and $891 million over the comparable periods in fiscal 2020 due to an increased subscriber base, including significant Shaw Mobile additions. Wireless equipment revenue for the three and twelve-month periods increased 6.0% and 8.5% respectively, to $88 million and $381 million over the comparable periods in fiscal 2020. Fourth quarter ARPU decreased 5.7% to $37.39 reflecting Shaw Mobile customer growth. For the full year, ARPU of $37.35 decreased 4.1% over the prior year.

[2]

ARPU is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is included in “Key Performance Drivers” in this press release.

[3]

Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is included in “Key Performance Drivers” in this press release.

[4]

RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in this press release.

For the twelve-month period, Wireless revenue grew 9.1% to $1.27 billion and adjusted EBITDA of $393 million improved 16.6%.

Wireline RGUs declined by approximately 45,400 in the quarter compared to a loss of approximately 71,200 in the fourth quarter of fiscal 2020. The current quarter was led by a gain in Consumer Internet RGUs of approximately 5,100 while offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 50,000 in the aggregate, partially offset with the addition of 4,600 Business RGUs. In fiscal 2021, the Company continued to focus on profitable Internet growth and retention, primarily through bundling with its wireless offerings.

Fourth quarter Wireline revenue of $1.06 billion and adjusted EBITDA of $508 million were in-line with the prior year. Consumer revenue of $910 million decreased 0.8% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $149 million increased 6.4% year-over-year with Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector.

For the twelve-month period, Consumer revenue decreased 0.5% to $3.66 billion and Business revenue increased 3.0% to $584 million resulting in Wireline revenue of $4.25 billion, which was approximately flat compared to the prior year. Adjusted EBITDA for the same period of $2.10 billion increased 2.6%.

Capital expenditures in the fourth quarter of $287 million compared to $307 million in the prior year. Wireline capital spending increased by approximately $29 million primarily due to higher investments in combined upgrades, enhancements and replacement categories as well as an increase in new housing development. Wireless spending of $66 million decreased by approximately $49 million year-over-year primarily due to lower planned investment in the quarter. In fiscal 2021, and in aggregate, consolidated capital expenditures of approximately $1 billion decreased 9.7% from the prior year.

Free cash flow for the quarter of $180 million compared to $152 million in the prior year. The increase was largely due to higher adjusted EBITDA and lower capital expenditures. Free cash flow for fiscal 2021 of $961 million was $214 million or approximately 29% higher than the prior year due to growth in adjusted EBITDA, lower capital expenditures and a $35 million reduction of tax related interest expense.

Net income for the fourth quarter of fiscal 2021 of $252 million compared to $175 million in the fourth quarter of fiscal 2020. Net income for fiscal 2021 of $986 million was $298 million higher than the prior year primarily due to the $109 million increase in consolidated adjusted EBITDA and $35 million reduction in interest expense as discussed above and a $133 million decrease in income taxes in fiscal 2021 compared to fiscal 2020. Tax expense declined in fiscal 2021 mainly due to a $125 million revision to liabilities for uncertain tax positions that became statute barred in 2021 as well as the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter of 2021 driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses, offset by the effect of higher pre-tax income.

As at the end of fiscal 2021, the net debt leverage ratio was 2.3x5. In fiscal 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 million. In connection with the announcement of the proposed Transaction on March 15, 2021, the Company suspended share buybacks under its normal course issuer bid (NCIB) program.

[5]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this measure and ratio.

Shaw files Year-End Disclosure Documents

Shaw announced today the filing with Canadian securities regulators of its 2021 audited annual consolidated financial statements, related management’s discussion and analysis and 2021 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2021 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). All of these documents are also available on Shaw’s website at www.shaw.ca/corporate/investor-relations/financial-reports. Any shareholder wishing to receive a printed copy of the 2021 annual report containing the audited annual consolidated financial statements and related management’s discussion and analysis may request one at no charge by e-mail to investor.relations@sjrb.ca.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video, and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

Caution concerning forward-looking statements

Statements included in this press release that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this press release include, but are not limited to, statements relating to:

•	the expected impact of the COVID-19 pandemic;

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Transaction to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•

the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented or withdrawn by governments or regulators;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	expected changes in the Company’s market share;

•	the ability of Shaw Mobile to drive customer growth;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this press release are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include, but are not limited to management expectations with respect to:

•	general economic conditions, including the impact on the economy and financial markets resulting from the COVID-19 pandemic and other health risks;

•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;

•	anticipated benefits of the Transaction to the Company and its security holders;

•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Transaction, and the dedication of substantial Company resources to pursuing the Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•

operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•

changes in general economic, market and business conditions, including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores, and employees in response to the COVID-19 pandemic;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the Company’s fiscal 2021 annual management’s discussion and analysis (MD&A) under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2021 annual MD&A and this press release.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this press release are expressly qualified by this statement.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance drivers are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Subscriber (or revenue generating unit (RGU)) highlights

			Change Three months ended		Change Year ended
	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
Wireline – Consumer
Video – Cable	1,282,879	1,390,520	(25,790)	(32,989)	(107,641)	(87,851)
Video – Satellite	590,578	650,727	(12,193)	(7,300)	(60,149)	(52,496)
Internet	1,889,752	1,903,868	5,094	(14,452)	(14,116)	(7,835)
Phone	595,580	672,610	(17,075)	(24,762)	(77,030)	(95,135)

Total Consumer	4,358,789	4,617,725	(49,964)	(79,503)	(258,936)	(243,317)

Wireline – Business
Video – Cable	37,110	37,512	(728)	1,680	(402)	(4,331)
Video – Satellite	40,090	36,002	4,928	1,749	4,088	346
Internet	182,123	178,270	1,162	4,146	3,853	4,584
Phone	390,272	387,660	(785)	685	2,612	8,226

Total Business	649,595	639,444	4,577	8,260	10,151	8,825

Total Wireline	5,008,384	5,257,169	(45,387)	(71,243)	(248,785)	(234,492)

Wireless
Postpaid	1,739,289	1,482,175	48,145	44,957	257,114	168,347
Prepaid	377,082	339,339	12,378	14,867	37,743	(5,018)

Total Wireless	2,116,371	1,821,514	60,523	59,824	294,857	163,329

Total Subscribers	7,124,755	7,078,683	15,136	(11,419)	46,072	(71,163)

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.49% in the fourth quarter of fiscal 2021 improved from 1.57% in the fourth quarter of fiscal 2020. For fiscal 2021, postpaid churn of 1.41% was comparable to 1.40% in fiscal 2020.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is a supplementary financial measure and industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $40.29 in the fourth quarter of fiscal 2021 decreased 10% from $44.81 in the fourth quarter of fiscal 2020. In fiscal 2021, ABPU decreased 6.8% to $41.15. The ABPU decrease reflects the increased number of customers that are subscribing to Shaw Mobile as well as reduced roaming revenue due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is a supplementary financial measure that is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $37.39 in the fourth quarter of fiscal 2021 compares to $39.65 in the fourth quarter of fiscal 2020, representing a decrease of 5.7%. In fiscal 2021, ARPU decreased 4.1% to $37.35. The ARPU decrease reflects the increased number of customers that are subscribing to Shaw Mobile as well as reduced roaming revenue due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2021	2020	2021	2020
Net income	252	175	986	688
Add back (deduct):
Restructuring costs	—	—	14	14
Amortization:
Deferred equipment revenue	(2)	(3)	(11)	(16)
Deferred equipment costs	10	14	47	65
Property, plant and equipment, intangibles and other (1)	302	301	1,183	1,168
Amortization of financing costs – long-term debt	—	1	2	3
Interest expense	67	68	231	274
Other gains (losses)	6	1	2	16
Current income tax expense	38	42	30	120
Deferred income tax expense (recovery)	(59)	(5)	16	59

Adjusted EBITDA	614	594	2,500	2,391

Adjusted EBITDA Margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended August 31,			Year ended August 31,
	2021	2020	Change %	2021	2020	Change %
Wireline	48.0%	48.2%	(0.4)	49.6%	48.3%	2.7
Wireless	33.0%	28.6%	15.4	30.9%	28.9%	6.9

Combined Wireline and Wireless	44.6%	44.0%	1.4	45.4%	44.2%	2.7

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2021	2020	Change %	2021	2020	Change %
Revenue
Consumer	910	917	(0.8)	3,665	3,683	(0.5)
Business	149	140	6.4	584	567	3.0

Wireline	1,059	1,057	0.2	4,249	4,250	—
Service	233	211	10.4	891	815	9.3
Equipment	88	83	6.0	381	351	8.5

Wireless	321	294	9.2	1,272	1,166	9.1

	1,380	1,351	2.1	5,521	5,416	1.9
Intersegment eliminations	(3)	(2)	50.0	(12)	(9)	33.3

	1,377	1,349	2.1	5,509	5,407	1.9

Adjusted EBITDA
Wireline	508	510	(0.4)	2,107	2,054	2.6
Wireless	106	84	26.2	393	337	16.6

	614	594	3.4	2,500	2,391	4.6

Capital expenditures and equipment costs (net):(1)
Wireline	221	192	15.1	723	815	(11.3)
Wireless	66	115	(42.6)	280	296	(5.4)

	287	307	(6.5)	1,003	1,111	(9.7)

Free cash flow before the following	327	287	13.9	1,497	1,280	17.0
Less:
Interest on debt and provisions	(55)	(55)	—	(183)	(223)	(17.9)
Interest on lease liabilities	(11)	(11)	—	(45)	(44)	2.3
Cash taxes	(48)	(35)	37.1	(194)	(148)	31.1
Lease payments relating to lease liabilities	(28)	(30)	(6.7)	(110)	(112)	(1.8)
Other adjustments:
Non-cash share-based compensation	1	1	—	2	2	—
Pension adjustment	(4)	(3)	33.3	2	1	100.0
Preferred share dividends	(2)	(2)	—	(8)	(9)	(11.1)

Free cash flow	180	152	18.4	961	747	28.6

(1)	Per Note 26 to the audited annual Consolidated Financial Statements.

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	2021	2020
Short-term borrowings	200	200
Current portion of long-term debt	1	1
Current Portion of Lease Liabilities	110	113
Long-term debt	4,549	4,547
Lease Liabilities	1,135	1,157
50% of outstanding preferred shares	—	147
Cash	(355)	(763)

(A) Net debt(2)	5,640	5,402
(B) Adjusted EBITDA(2)	2,500	2,391

(A/B) Net debt leverage ratio(3)	2.3x	2.3x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and additional financial measures” for more information about these non-GAAP financial measures.
(3)	Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies.